Exhibit 3.30

VICTORIA’S SECRET STORES, LLC

First Amended and Restated Limited Liability Company Agreement

THIS FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) is made to be effective as of 11:46 p .m. (EDST) on July 1, 2006 by Limited Brands Store Operations, Inc.(f/k/a The Limited Stores, Inc.), a Delaware corporation (the “Member”).

W I T N E S S E T H:

WHEREAS, Victoria’s Secret Stores, LLC (f/k/a VSS Store Operations, LLC), a Delaware limited liability company (the “LLC”), was organized in accordance with the provisions of the Delaware Limited Liability Company Act, Delaware Code Title 6, Sections 18-101, et seq. (the “Act”) and pursuant to (i) a certain Certificate of Formation filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on March 17, 2005, a copy of which is attached hereto as Exhibit A (the “Original Certificate of Formation”), and (ii) a certain Limited Liability Company Agreement, dated March 17, 2005 (the “Original LLC Agreement”) and entered into by Womanco, Inc. (n/k/a Limited Brands Store Operations, Inc.), a Delaware corporation (“Old LBSO”); and

WHEREAS, effective as of 11:45 p.m. (EDST) on July 1. 2006, Old LBSO merged with and into the Member (the “Merger”), such that, by operation of law, the entire limited liability company interest as a member in the LLC became vested in the Member; and

WHEREAS, the Member desires to enter into this Agreement to reflect the above-described assignment of the entire limited liability company interest as a member in the LLC upon the consummation of the Merger and the withdrawal of Old LBSO from the LLC; to memorialize that the LLC was not and is not to be dissolved, liquidated or wound up as a result of the Merger and the withdrawal of Old LBSO from the LLC as a result thereof; and that the Member hereby continues to be a member of the LLC for purposes of conducting and continuing the business of the LLC in accordance with the Original LLC Agreement, as amended, restated and superseded hereby, and to reflect certain arrangements as to the affairs of the LLC and the conduct of its business; and

WHEREAS, the Member desires hereby to amend, restate and supersede in its entirety the Original LLC Agreement, and intends that this Agreement constitute the “limited liability company agreement” of the LLC, within the meaning of that term as defined in the Act;

NOW THEREFORE, it is agreed, stated and declared as follows:

Section 1. Formation; Member. The LLC was fanned upon the execution of the Original Certificate of Formation and the filing of the Original Certificate of Formation with the Secretary of State. The purpose for which the LLC was formed and continues to exist is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Member shall be the sole “member” of the LLC, as defined in the Act. Whether under this Agreement, under any other agreement or obligation by which the LLC and/or the Member may be bound, or pursuant to applicable law, any action or inaction taken or omitted to be taken by or with the consent of the Member shall bind the LLC. The Member may delegate such power and authority, including without limitation, the delegation of such power and authority to persons appointed as officers of the LLC.

Section 2. Term. The term of the LLC commenced with the filing of the Original Certificate of Formation with the Secretary of State. The LLC shall continue in perpetuity, unless and until the Member consents in writing to dissolve the LLC. Upon dissolution, the LLC shall be wound up and terminated as provided in the Act, and the Member shall have the authority to wind up the LLC. No event described in Section 18-304 of the Act (entitled “Events of Bankruptcy”) involving the Member shall cause the Member to cease to be a member of the LLC, and provisions of Section 18-801 of the Act (entitled ‘‘Dissolution”) shall not apply to the LLC.

Section 3. Capital Contributions. The Member shall determine the amounts, forms and timing of capital contributions required of the Member.

Section 4. Tax Matters. So long as the LLC has only one member, the LLC shall be disregarded as an entity separate from its member, solely for tax purposes, in accordance with Sections 301. 7701-1, -2 and -3 of the Treasury Department regulations promulgated under the Internal Revenue Code of 1986, as amended, and the provisions of Section 18-503 of the Act (entitled “Allocation of Profits and Losses”) shall not apply to the LLC.

Section 5. Distributions. Distributions of cash or property under circumstances not involving the liquidation of the LLC, if any, shall be within the discretion of the Member as to amount, form and frequency, subject to Section 18-607 of the Act (entitled “Limitations on Distribution”). Upon liquidation of the LLC, the Member shall have the power to liquidate or to distribute in kind any and all of the assets of the LLC, and the proceeds of any such liquidation shall be applied and distributed in accordance with Section 18-804 of the Act (entitled ‘‘Distribution of Assets”).

Section 6. General Provisions.

6.1 No Third Party Beneficiaries. None of the provisions of this Agreement shall be construed as existing for the benefit of any creditor of the LLC or as being enforceable by any party not a signatory hereto. There shall be no third party beneficiaries of this Agreement.

6.2 Entire Agreement. This Agreement constitutes the entire “limited liability company agreement” of the LLC within the meaning of the Act and contains the entire understanding, agreement and statement of the Member upon the subject matter of this Agreement and may only be amended, changed or waived in a writing signed by the Member. The Member acknowledges that the provisions of the Act shall govern the affairs of the LLC and the conduct of its business, except as provided in this Agreement.

6.3 Provisions Binding. This Agreement shall inure to the benefit of and be binding upon the Member and the Member’s successors and assigns.

6.4 Applicable Law. This Agreement shall be interpreted in accordance with the laws of the State of Delaware. ·

6.5 Amendment and Restatement; Continuation of LLC. The Original LLC Agreement is hereby amended, restated and superseded in its entirety by this Agreement. The Member agrees that the LLC is not to be dissolved, liquidated or wound up as a result of the Merger, and that the Member hereby continues to be a member of the LLC for purposes of conducting and continuing the business of the LLC in accordance with this Agreement.

IN WITNESS WHEREOF, the Member has caused its duly authorized officer to execute this First Amended and Restated Limited Liability Company Agreement of Victoria’s Secret Stores, LLC, effective as of the date and year first above written.

LIMITED BRANDS STORE OPERATIONS, INC.,
a Delaware corporation

By:	/s/ Mark A. Giresi
Mark A. Giresi,
Executive Vice President – Retail Operations